Mail Stop 3561

								March 17, 2006

 BY U.S. Mail and Facsimile [ (479) 785 - 6124 ]

 Ms. Judy R. McReynolds
   Chief Financial Officer
 ARKANSAS BEST CORPORATION
 3801 Old Greenwood Road
 Fort Smith, Arkansas  72903

 	Re:	Arkansas Best Corporation
 		Form 10-K for Fiscal Year Ended December 31, 2005
 		Filed February 24, 2006
 		File No. 0-19969

Dear Ms. McReynolds:

	We have limited our review of your December 31, 2005 Form 10-K to the issues addressed below and have the following comments.
Where
indicated, we think you should revise your documents in response to those comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K (Fiscal Year Ended December 31, 2005)
Exhibit 13: Annual Report to Stockholders for the year ended
December
31, 2005

Selected Financial Data, page 28

1. Reference is made to footnote (1) and your classification of the
`pre-tax gain of $15.4 million from the sale of properties to G.I. Trucking Company` included in the 2005 line of "Other income (expense)-net." In accordance with the guidance in paragraph 45 of
SFAS No. 144 as well as footnote 68 in Staff Accounting Bulletin
No.
104 (Topic 13), you should classify gains (as well as losses) from the sale of assets within "Operating Income" in your consolidated statements of earnings. As such, it appears this pre-tax gain of $15.4 million, as well as the line items `gain on sale` for Wingfoot,
G.I. Trucking Company, and Clipper LTL should be classified within Operating Income. Please make these revisions beginning with your first quarter of Fiscal 2006 Form 10-Q or advise. Note B to your audited financial statements, Accounting Policies - Impairment Assessment of Long-Lived Assets, should be revised to indicate all gains and losses on property are classified within operating income.

Management`s Discussion and Analysis

Critical Accounting Policies, page 29

Nonunion Pension Expense

2. Please expand the narrative to discuss how the discount rate for the projected benefit obligation was determined. For guidance, we refer you to EITF Topic No. D-36.

Contractual Obligations, page 32

3. To the extent that you are required to or are planning to fund pensions or other post-employment benefits, particularly within the next year, the table should include that information.

2004 Compared to 2003, page 41

4. See the table reconciliation of non-GAAP net income and diluted earnings per share. Please delete this table reconciliation as it does not comply with FR-65. You may, however, present the various reconciling items in a table and discuss each item in a narrative footnote to the table, including the impact on diluted earnings per share. However, the table should exclude any total that results in
`net income, excluding above items` or `diluted earnings per share, excluding above items` which are non-GAAP measures.


 Clipper, page 43

5. The table reconciliation of non-GAAP revenues, operating income
(loss), and operating ratio should be similarly revised as that discussed in the above staff comment. Your presentation and discussion of the various items should not result in a non-GAAP measure of revenues and operating income (loss) that excludes certain revenues or costs. Please revise.

Financial Statements, page 49

6. Please revise your financial statements and notes to reflect the above comments, as applicable, in future filings with us.

Note B. Accounting Policies

Claims Liabilities, page 59

7. You state that amounts you expect to recover from insurance carriers and insurance pool arrangements are "netted against" your estimated liability. We would generally expect the amounts of any claims liabilities to be determined independently from any potential claims (insurance or otherwise) for recovery. When realization of a claim for recovery is deemed probable, we would expect to see a related asset recorded. Please revise to record your liability at gross, or provide your basis in GAAP for your current presentation.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief


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Judy R. McReynolds
Arkansas Best Corporation
March 17, 2006
Page 4